July 22, 2021

Mara Ransom

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Alpha Healthcare Acquisition Corp. III Registration Statement on Form S-1

File No. 333-253876

Dear Ms. Ransom,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Alpha Healthcare Acquisition Corp. III (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., New York, NY time, on July 26, 2021, or as soon as possible thereafter, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Thomas Levato at (212) 459-7256 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

If you have any questions regarding this request, please contact Thomas Levato of Goodwin Procter LLP at (212) 459-7256.

[Remainder of Page Intentionally Left Blank]

Sincerely,

/s/ Rajiv Shukla
Rajiv Shukla

cc: Thomas Levato, Goodwin Procter LLP